Exhibit 99.2



Associated Estates Realty Corporation
Second Quarter 2014
Earnings Release and Supplemental Financial Information

Alpha Mill Apartments
220 Alpha Mill Lane   Phone: (877) 580-7574
Charlotte, NC 28206   Web Site: AlphaMillApartments.com

For more information, please contact:
Jeremy Goldberg
(216) 797-8715

Associated Estates Realty Corporation
Second Quarter 2014
Supplemental Financial Information

Table of Contents

This news release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission, and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; the results of litigation involving the Company; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2013, and the other documents the Company files from time to time with the Securities and Exchange Commission. These forward-looking statements reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect future developments or circumstances.

ASSOCIATED ESTATES REALTY CORPORATION
REPORTS SECOND QUARTER 2014 RESULTS
Same Community NOI Growth of 4.5%
Same Community Average Occupancy of 96.4%
Revises Full-Year Guidance

Cleveland, Ohio - July 29, 2014 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) announced today its financial results for the second quarter ended June 30, 2014.

"We continue to execute on our strategic plan of improving margins, repositioning our portfolio and strengthening our balance sheet. We expect strong apartment fundamentals and improving economic conditions to contribute to solid results in the second half of the year," said Jeffrey I. Friedman, CEO and President.

Funds from Operations (FFO) for the second quarter of 2014 were $0.31 per common share (diluted), compared to $0.31 per common share (diluted) for the second quarter of 2013. Net income applicable to common shares was $62.1 million, or $1.07 per common share (diluted), for the quarter ended June 30, 2014. This compared to net income applicable to common shares of $1.6 million, or $0.03 per common share (diluted), for the second quarter of 2013. The quarter-over-quarter increase in net income primarily relates to $59.9 million in gains, or $1.03 per common share (diluted), associated with the sale of three properties in the second quarter of 2014.

Same Community Portfolio Results

Net operating income (NOI) for the second quarter of 2014 for the Company's same community portfolio increased 4.5% compared to the second quarter of 2013. Revenue increased 2.7%, while property operating expenses were flat. Average occupancy for the second quarter of 2014 was 96.4% compared to 95.6% for the second quarter of 2013.

First Half Performance

FFO for the six months ended June 30, 2014 was $0.60 per common share (diluted), compared to $0.62 per common share (diluted) for the six months ended June 30, 2013.

For the six months ended June 30, 2014, net income applicable to common shares was $104.3 million, or $1.80 per common share (diluted), compared to net income applicable to common shares of $12.0 million, or $0.24 per common share (diluted), for the period ended June 30, 2013. Net income in the first half of 2014 was driven by gains of $100.9 million, or $1.74 per common share (diluted), from sales of four properties.

A reconciliation of net income attributable to the Company to FFO is included on page 10.

Transactional Activity

On June 10, 2014, the Company closed on the acquisition of Alpha Mill Phase I and II, a combined 267-unit property in the uptown submarket of Charlotte, NC.

Additionally, during the second quarter, the Company closed on the sale of the following three properties:

- Vista Germantown in Nashville, TN on April 2, 2014;
- Reflections in Columbia, MD on April 28, 2014; and
- Annen Woods in Pikesville, MD on June 16, 2014.

These dispositions represented 557 units and total proceeds of approximately $112 million. The blended, unlevered IRR on these sales is 17.8%, and the blended market cap is 5.1%, which is calculated on trailing twelve months NOI after a 3% management fee and marking real estate taxes to market.

Capital Markets Activity

As previously announced, on April 25, 2014, the Company's 50/50 joint venture with AIG Global Real Estate entered into a construction loan agreement for 350 Eighth, the 410-unit apartment community under construction in the SoMa neighborhood of San Francisco. The $143.6 million loan has a five-year term, and based on the Company's current credit ratings, has a rate of LIBOR plus 160 basis points. PNC Capital Markets LLC is the Lead Arranger and Sole Bookrunner of the facility, and PNC Bank, N.A., RBS Citizens, N.A. and Bank of America, N.A. are lenders in the facility.

On July 25, 2014, the Company amended its $150 million term loan. Among other modifications, the amendment extends the maturity date from January 3, 2018 to January 3, 2020, and reduces the interest rate spread across the pricing grid, with a current rate of LIBOR plus 140 basis points. PNC Bank, N.A. and Wells Fargo, N.A. are Co-Lead Arrangers of the term loan.

2014 Outlook

The Company has revised its full-year FFO and same community operating performance guidance ranges as follows:

	Previous	Revised
FFO per share	$1.27 to $1.31	$1.26 to $1.30
Same community revenue growth	2.75 to 3.75%	2.25% to 3.00%
Same community expense growth	1.75% to 2.75%	0.75% to 1.50%
Same community property NOI growth	3.40% to 4.40%	3.20% to 3.90%

Additional detailed assumptions relating to the Company's guidance can be found on page 21.

Conference Call

A conference call to discuss the Company's second quarter results will be held on July 30, 2014, at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is (855) 233-8223, and the conference ID is 54155549. An operator will ask you for the conference ID. The call will be archived through August 13, 2014. The dial-in number for the replay is (855) 859-2056.

Via the Internet (listen only): Access the Investors section of the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Second Quarter 2014 Earnings Conference Call" link. The webcast will be archived for 90 days.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Six Months Ended June 30, 2014 and 2013
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
OPERATING INFORMATION				
Total revenue	$ 47,902	$ 43,484	$ 97,617	$ 86,339
Property revenue	$ 47,268	$ 43,246	$ 96,417	$ 85,789
Property management and construction services revenue	$ 179	$ —	$ 267	$ —
Net income applicable to common shares	$ 62,136	$ 1,638	$ 104,266	$ 11,984
Per share - basic	$ 1.08	$ 0.03	$ 1.82	$ 0.24
Per share - diluted	$ 1.07	$ 0.03	$ 1.80	$ 0.24
Funds from Operations (FFO) [1]	$ 17,803	$ 15,429	$ 34,879	$ 31,017
FFO per share - diluted	$ 0.31	$ 0.31	$ 0.60	$ 0.62
Funds Available for Distribution (FAD) [1]	$ 15,588	$ 13,238	$ 31,816	$ 27,959
Dividends per share	$ 0.19	$ 0.19	$ 0.38	$ 0.38
Payout ratio - FFO	61.3%	61.3%	63.3%	61.3%
Payout ratio - FAD	70.4%	73.1%	69.1%	69.1%
General and administrative expense	$ 4,596	$ 4,398	$ 9,915	$ 9,356
Development costs	$ 198	$ 181	$ 528	$ 443
Construction services expense	$ 33	$ —	$ 90	$ —
Personnel expense - allocated	$ 1,111	$ 1,019	$ 2,275	$ 2,029
Costs associated with acquisitions	$ 27	$ 64	$ 113	$ 64
Interest expense [2]	$ 6,127	$ 6,825	$ 12,609	$ 13,752
Capitalized interest	$ 1,159	$ 786	$ 2,193	$ 1,262
Interest coverage ratio [3]	3.22:1	2.87:1	3.15:1	2.93:1
Fixed charge coverage ratio [4]	3.22:1	2.87:1	3.15:1	2.93:1
General and administrative expense to property revenue	9.7%	10.2%	10.3%	10.9%
Personnel - allocated as a percentage of property revenue	2.4%	2.4%	2.4%	2.4%
Interest expense to property revenue [2]	13.0%	15.8%	13.1%	16.0%
Property NOI [5]	$ 29,136	$ 26,584	$ 58,917	$ 52,932
ROA [6]	7.8%	8.0%	7.8%	8.0%
Same Community revenue increase [7]	2.7%	3.9%	3.0%	4.1%
Same Community expense increase [7]	0.0%	2.3%	2.5%	2.2%
Same Community NOI increase [7]	4.5%	4.9%	3.3%	5.4%
Same Community operating margins	62.2%	61.1%	61.4%	61.2%

[1] See page 10 for a reconciliation of net income attributable to AERC to these non-GAAP measurements and page 22 for the Company's definition of these non-GAAP measurements.

[2] Excludes amortization of financing fees of $460 and $931 for 2014 and $570 and $1,064 for 2013.

[3] Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/refunds. Individual line items in this calculation include results from discontinued operations where applicable. See page 22 for a reconciliation of net income applicable to common shares to EBITDA and the Company's definition of EBITDA.

[4] Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding prepayment costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

[5] See page 23 for a reconciliation of net income attributable to AERC to this non-GAAP measurement and the Company's definition of this non-GAAP measurement.

[6] ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development. Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

[7] Same Community percentage changes for prior periods are as previously reported.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2014
(Unaudited; in thousands, except per share and ratio data)

	June 30, 2014	December 31, 2013
CAPITALIZATION DATA		
Cash and cash equivalents	$ 8,884	$ 4,586
Net real estate assets	$ 1,339,320	$ 1,373,999
Total assets	$ 1,407,382	$ 1,422,497
Debt	$ 714,792	$ 812,974
Noncontrolling interests	$ 350	$ 350
Total shareholders' equity attributable to AERC	$ 629,105	$ 544,450
Common shares outstanding	57,640	57,476
Share price, end of period	$ 18.02	$ 16.05
Total capitalization	$ 1,753,465	$ 1,735,464
Undepreciated book value of real estate assets [1]	$ 1,721,374	$ 1,760,840
Net debt to undepreciated book value of real estate assets	41.0%	45.9%
Secured debt to undepreciated book value	16.2%	15.9%
Annual dividend	$ 0.76	$ 0.76
Annual dividend yield based on share price, end of period	4.2%	4.7%

[1]   Includes $39,836 and $9,321 of the Company's investment in unconsolidated entities at June 30, 2014 and December 31, 2013.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2014
(Unaudited)

	Properties	Number of Units	Average Age
PORTFOLIO INFORMATION			
Company Portfolio:			
Same Community:			
Midwest	25	5,936	21
Mid-Atlantic	10	3,146	8
Southeast	6	1,560	18
Southwest	3	842	11
Total Same Community	44	11,484	16
Acquisitions	6	1,451	8
Development [1]	—	99	1
Total Owned Portfolio	50	13,034	15
Third Party Managed:			
Atlanta	1	345	
Central Florida	1	350	
Southeast Florida	1	331	
Total Company Portfolio	53	14,060	

(1)   Reflects a 99-unit expansion to a community located in Dallas, Texas.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Second Quarter 2014
(Unaudited; dollar amount in thousands)

		June 30, 2014		December 31, 2013
ASSETS				
Real estate assets				
Investment in real estate	$	1,611,290	$	1,708,726
Construction in progress		70,248		42,793
Less: Accumulated depreciation		(382,054)		(386,841)
Net real estate owned		1,299,484		1,364,678
Investment in unconsolidated entities		39,836		9,321
Total net real estate		1,339,320		1,373,999
Cash and cash equivalents		8,884		4,586
Restricted cash		23,364		3,465
Other assets		35,814		40,447
Total assets	$	1,407,382	$	1,422,497
LIABILITIES AND SHAREHOLDERS' EQUITY				
Mortgage notes payable	$	278,792	$	279,474
Unsecured notes		250,000		250,000
Unsecured revolving credit facility		36,000		133,500
Unsecured term loan		150,000		150,000
Total debt		714,792		812,974
Accounts payable and other liabilities		63,135		64,723
Total liabilities		777,927		877,697
Equity				
Common shares, without par value; $.10 stated value; 91,000,000 authorized;				
57,704,675 issued and 57,640,475 outstanding at June 30, 2014 and				
57,595,479 issued and 57,476,192 outstanding at December 31, 2013, respectively		5,770		5,760
Paid-in capital		756,583		754,582
Accumulated distributions in excess of accumulated net income		(130,758)		(213,275)
Accumulated other comprehensive loss		(1,448)		(702)
Less: Treasury shares, at cost, 64,200 and 119,287 shares				
at June 30, 2014 and December 31, 2013, respectively		(1,042)		(1,915)
Total shareholders' equity attributable to AERC		629,105		544,450
Noncontrolling interest		350		350
Total equity		629,455		544,800
Total liabilities and equity	$	1,407,382	$	1,422,497

Associated Estates Realty Corporation
Consolidated Statements of Operations and Comprehensive Income
Three and Six Months Ended June 30, 2014 and 2013
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
REVENUE				
Property revenue	$ 47,268	$ 43,246	$ 96,417	$ 85,789
Office revenue	455	238	933	550
Property management and construction services revenue	179	—	267	—
Total revenue	47,902	43,484	97,617	86,339
EXPENSES				
Property operating and maintenance	18,132	16,662	37,500	32,857
Depreciation and amortization	15,885	13,857	32,180	27,748
General and administrative	4,596	4,398	9,915	9,356
Development costs	198	181	528	443
Construction services	33	—	90	—
Costs associated with acquisitions	27	64	113	64
Total expenses	38,871	35,162	80,326	70,468
Operating income	9,031	8,322	17,291	15,871
Interest expense	(6,587)	(7,395)	(13,540)	(14,816)
Gain on disposition of properties	59,904	—	100,870	—
Income from continuing operations	62,348	927	104,621	1,055
Income from discontinued operations:				
Operating income, net of interest expense	—	725	—	2,164
Gain on disposition of properties	—	—	—	8,796
Income from discontinued operations	—	725	—	10,960
Net income	62,348	1,652	104,621	12,015
Net income attributable to noncontrolling redeemable interest	—	(14)	—	(31)
Net income attributable to AERC	$ 62,348	$ 1,638	$104,621	$ 11,984
Allocation to participating securities	(212)	—	(355)	—
Net income applicable to common shares	$ 62,136	$ 1,638	$104,266	$ 11,984
Earnings per common share - basic:				
Income from continuing operations applicable to common shares	$ 1.08	$ 0.02	$ 1.82	$ 0.02
Income from discontinued operations	—	0.01	—	0.22
Net income applicable to common shares - basic	$ 1.08	$ 0.03	$ 1.82	$ 0.24
Earnings per common share - diluted:				
Income from continuing operations applicable to common shares	$ 1.07	$ 0.02	$ 1.80	$ 0.02
Income from discontinued operations	—	0.01	—	0.22
Net income applicable to common shares - diluted	$ 1.07	$ 0.03	$ 1.80	$ 0.24
Comprehensive income:				
Net income	$ 62,348	$ 1,652	$104,621	$ 12,015
Other comprehensive income:				
Change in fair value and reclassification of hedge instruments	(683)	2,421	(746)	2,309
Total comprehensive income	61,665	4,073	103,875	14,324
Comprehensive income attributable to noncontrolling interests	—	(14)	—	(31)
Total comprehensive income attributable to AERC	$ 61,665	$ 4,059	$103,875	$ 14,293
Weighted average shares outstanding - basic	57,475	49,864	57,419	49,749
Weighted average shares outstanding - diluted	57,919	50,583	57,876	50,431

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
Three and Six Months Ended June 30, 2014 and 2013
(Unaudited; in thousands, except per share data)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2014	2013	2014	2013
CALCULATION OF FFO AND FAD					
Net income attributable to AERC		$ 62,348	$ 1,638	$104,621	$ 11,984
Add:	Depreciation - real estate assets	14,351	12,650	29,146	25,483
	Amortization of intangible assets	1,008	1,141	1,982	2,346
Less:	Gain on disposition of properties	(59,904)	—	(100,870)	(8,796)
	Funds from Operations (FFO) [1]	17,803	15,429	34,879	31,017
Add:	Depreciation - other assets	526	565	1,052	1,089
	Amortization of deferred financing fees	460	570	931	1,064
Less:	Recurring fixed asset additions [2]	(3,201)	(3,326)	(5,046)	(5,211)
	Funds Available for Distribution (FAD) [1]	$ 15,588	$ 13,238	$ 31,816	$ 27,959
Weighted average shares outstanding - diluted [3]		57,919	50,583	57,876	50,431
PER SHARE INFORMATION:					
FFO - diluted		$ 0.31	$ 0.31	$ 0.60	$ 0.62
Dividends		$ 0.19	$ 0.19	$ 0.38	$ 0.38
Payout ratio - FFO		61.3%	61.3%	63.3%	61.3%
Payout ratio - FAD		70.4%	73.1%	69.1%	69.1%

(1) See page 22 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculations include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 83 stock options for the three and six months ended June 30, 2013, as their inclusion would be anti-dilutive.

Associated Estates Realty Corporation
Development Pipeline
As of June 30, 2014
(Unaudited; dollar amounts in thousands)

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Consolidated Current Developments

Under Construction	Location	Ownership %	Total Units	Total Estimated Capital Cost [1]	Cost to Date	Total Debt	Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations [2]	% Leased	% Occupied
								Estimated/Actual Dates for				
7001 Arlington at Bethesda	Bethesda, MD	97.0% [3]	140	$ 53,400	$ 33,724	$ 9,795	Q4 2012	Q4 2014	Q2 2015	Q3 2015	N/A	N/A
Cantabria	Dallas, TX	100.0%	249	$ 56,800	$ 38,621	$ 19,086	Q2 2013	Q3 2014	Q1 2015	Q2 2015	N/A	N/A
The Desmond on Wilshire	Los Angeles, CA	100.0%	175	$ 76,300	$ 35,141	$ —	Q2 2013	Q3 2015	Q4 2015	Q1 2016	N/A	N/A
Total			564	$ 186,500	$107,486	$ 28,881						

Unconsolidated Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units [4]	Cost to Date	AEC Investment to Date
350 Eighth [5]	San Francisco, CA	50.0%	410	$ 58,725	$ 28,214
950 East Third	Los Angeles, CA	50.0%	472	$ 34,115	$ 4,115
Monrovia	Monrovia, CA	50.0%	154	$ 15,022	$ 7,507
Total			1,036	$107,862	$ 39,836

(1) Total capital cost are calculated as if owned 100.0% by AEC and represent estimated costs for projects under development inclusive of all capitalized costs in accordance with GAAP.

(2) We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

(3) Ownership percentage based on current equity of the joint venture and is subject to change based on changes in total equity. Joint venture partner contribution is $350.

(4) Based on current projections as of July 29, 2014.

(5) AEC has guaranteed 100.0% of a $143.6 million construction loan which had no outstanding balance as of June 30, 2014.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands; except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Six Months Ended June 30, 2014 Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 6,030	$ 458
Maintenance personnel labor cost [2]		3,469	263
Total Operating Expenses Related to Repairs and Maintenance		9,499	721
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	431	33
Appliances	5	536	41
Building improvements	14	811	62
Carpet and flooring	5	1,518	115
Furnishings	5	75	6
Office/Model	5	43	3
HVAC and mechanicals	15	455	34
Landscaping and grounds	14	912	69
Unit improvements	5	75	6
Total Recurring Capital Expenditures - Properties		4,856	369
Corporate capital expenditures		190	14
Total Recurring Capital Expenditures		5,046	383
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 14,545	$ 1,104
Total Recurring Capital Expenditures		$ 5,046	
Investment/Revenue Enhancing/Non-Recurring Expenditures [4]			
Building improvements - unit upgrades	Various	221	
Building improvements - other	20	492	
Ground improvements	Various	48	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		761	
Grand Total Capital Expenditures		$ 5,807	

(1)   Calculated using weighted average units owned during the six months ended June 30, 2014 of 13,168.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations and Comprehensive Income.

(3)   See page 23 for the Company's definition of recurring fixed asset additions.

(4)   See page 23 for the Company's definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
General and Administrative Expense, Personnel Expense - Allocated, Construction Services,
  Development and Property Management
For the Three and Six Months Ended June 30, 2014 and 2013
(Unaudited; in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
General and Administrative, Personnel - Allocated, Construction				
Services, Development and Property Management				
General and administrative expense [1]	$ 4,596	$ 4,398	$ 9,915	$ 9,356
Personnel expense - allocated [2]	1,111	1,019	2,275	2,029
Total	5,707	5,417	12,190	11,385
Construction services revenue [1]	(98)	—	(164)	—
Construction services expense [1]	33	—	90	—
Construction services, net	(65)	—	(74)	—
Development costs [1]	198	181	528	443
Net development	133	181	454	443
Property management revenue [1]	(81)	—	(103)	—
Net overhead	$ 5,759	$ 5,598	$ 12,541	$ 11,828

(1) As reported per the Consolidated Statement of Operations and Comprehensive Income.

(2) Represents general and administrative expense allocations to property operating and maintenance expenses.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters
(Unaudited; in thousands, except unit totals and per unit amounts)

	June 30, 2014		March 31, 2014		Quarter Ended December 31, 2013		September 30, 2013		June 30, 2013	
Property Revenue	$	40,360	$	39,890	$	39,696	$	39,914	$	39,281
Property Operating and										
Maintenance Expenses										
Personnel - on site		3,309		3,288		3,054		3,262		3,173
Personnel - allocated		956		945		939		945		925
Advertising		405		442		397		406		421
Utilities		1,723		1,861		1,846		1,904		1,716
Repairs and maintenance		2,561		2,457		2,067		2,450		2,588
Real estate taxes and insurance		5,453		5,798		5,384		5,440		5,457
Other operating		863		885		879		899		986
Total Expenses		15,270		15,676		14,566		15,306		15,266
Property Net Operating Income	$	25,090	$	24,214	$	25,130	$	24,608	$	24,015
Operating Margin		62.2%		60.7%		63.3%		61.7%		61.1%
Personnel - Allocated as a										
Percentage of Property Revenue		2.4%		2.4%		2.4%		2.4%		2.4%
Total Number of Units		11,484		11,484		11,484		11,484		11,484
Property NOI Per Unit	$	2,185	$	2,108	$	2,188	$	2,143	$	2,091
Monthly Property Revenue										
Per Occupied Unit	$	1,215	$	1,202	$	1,208	$	1,211	$	1,193
Average Occupancy [1]		96.4%		96.3%		95.4%		95.7%		95.6%

(1)   Is defined as the average number of units occupied during the quarter divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Six Months Ended June 30, 2014 and 2013

(Unaudited; in thousands, except unit totals and per unit amounts)

		Six Months Ended June 30,		
		2014		2013
Property Revenue	$	80,250	$	77,899
Property Operating and Maintenance Expenses				
Personnel - on site		6,597		6,451
Personnel - allocated		1,901		1,842
Advertising		847		830
Utilities		3,584		3,476
Repairs and maintenance		5,017		4,829
Real estate taxes and insurance		11,251		10,847
Other operating		1,749		1,912
Total Expenses		30,946		30,187
Property Net Operating Income	$	49,304	$	47,712
Operating Margin		61.4%		61.2%
Personnel - Allocated as a Percentage to Property Revenue		2.4%		2.4%
Total Number of Units		11,484		11,484
Property NOI Per Unit	$	4,293	$	4,155
Monthly Property Revenue Per Occupied Unit	$	1,209	$	1,182
Average Occupancy [1]		96.4%		95.6%

(1)   Is defined as the average number of units occupied during the quarter divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of June 30, 2014 and 2013
(Unaudited)

	No. of Units	Average Age [3]	Property Revenue per Occupied Unit Q2 2014	Q2 2013	% Change	Average Occupancy [1] Q2 2014	Q2 2013	Turnover Ratio [2] Q2 2014	Q2 2013
Midwest Properties									
Indianapolis	836	18	$ 953	$ 948	0.5 %	97.0%	95.9%	67.9%	68.9%
Southeast Michigan	1,778	21	1,022	987	3.5 %	95.5%	96.4%	54.0%	48.6%
Western Michigan	438	23	922	925	(0.3)%	97.9%	97.0%	54.8%	66.7%
Central Ohio	1,581	23	1,018	1,008	1.0 %	96.5%	95.5%	59.0%	53.6%
Northeast Ohio	1,303	19	1,216	1,181	3.0 %	96.4%	95.9%	71.8%	59.9%
Total Midwest	5,936	21	1,046	1,025	2.0 %	96.3%	96.0%	61.3%	56.6%
Mid-Atlantic Properties									
Metro DC	250	6	2,102	2,128	(1.2)%	96.3%	97.1%	56.0%	56.0%
Raleigh-Durham	760	7	1,222	1,179	3.6 %	96.9%	94.7%	57.9%	57.4%
Northern Virginia	1,272	9	1,631	1,640	(0.5)%	96.4%	94.8%	54.7%	56.9%
Southeast Virginia	864	8	1,240	1,238	0.2 %	96.3%	94.5%	65.3%	50.0%
Total Mid-Atlantic	3,146	8	1,462	1,457	0.3 %	96.5%	95.0%	58.5%	55.1%
Southeast Properties									
Southeast Florida	1,206	16	1,440	1,392	3.4 %	96.8%	95.4%	54.7%	58.4%
Atlanta	354	22	1,153	1,105	4.3 %	96.2%	95.9%	61.0%	68.9%
Total Southeast	1,560	18	1,375	1,327	3.6 %	96.7%	95.5%	56.2%	60.8%
Southwest Properties									
Dallas	842	11	1,183	1,140	3.8 %	96.0%	95.8%	49.9%	57.0%
Total Southwest	842	11	1,183	1,140	3.8 %	96.0%	95.8%	49.9%	57.0%
Total/Average Same									
Community	11,484	16	$ 1,215	$ 1,193	1.8 %	96.4%	95.6%	59.0%	56.8%

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(3) Age shown in years.

Associated Estates Realty Corporation
Sequential Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Three Months Ended June 30, 2014 and March 31, 2014

(Unaudited, in thousands, except unit totals)

	No. of Units	Q2 2014 Average Occupancy [1]	Q1 2014 Average Occupancy [1]	Q2 2014 Revenue	Q1 2014 Revenue	Incr/ (Decr)	% Change	Q2 2014 Expenses	Q1 2014 Expenses	Incr/ (Decr)	% Change	Q2 2014 NOI	Q1 2014 NOI	Incr/ (Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	97.0%	97.9%	$ 2,318	$ 2,319	$ (1)	— %	948	$ 855	93	10.9 %	1,370	$ 1,464	(94)	(6.4)%
Southeast Michigan	1,778	95.5%	96.3%	5,207	5,186	21	0.4 %	2,030	2,026	4	0.2 %	3,177	3,160	17	0.5 %
Western Michigan	438	97.9%	97.6%	1,186	1,175	11	0.9 %	469	520	(51)	(9.8)%	717	655	62	9.5 %
Central Ohio	1,581	96.5%	95.8%	4,660	4,566	94	2.1 %	2,012	1,983	29	1.5 %	2,648	2,583	65	2.5 %
Northeast Ohio	1,303	96.4%	95.6%	4,583	4,435	148	3.3 %	1,658	1,758	(100)	(5.7)%	2,925	2,677	248	9.3 %
	5,936	96.3%	96.3%	17,954	17,681	273	1.5 %	7,117	7,142	(25)	(0.4)%	10,837	10,539	298	2.8 %
Mid-Atlantic Properties															
Metro DC	250	96.3%	94.6%	1,518	1,502	16	1.1 %	493	508	(15)	(3.0)%	1,025	994	31	3.1 %
Raleigh-Durham	760	96.9%	97.1%	2,701	2,680	21	0.8 %	832	909	(77)	(8.5)%	1,869	1,771	98	5.5 %
Northern Virginia	1,272	96.4%	95.9%	6,001	5,996	5	0.1 %	1,826	2,024	(198)	(9.8)%	4,175	3,972	203	5.1 %
Southeast Virginia	864	96.3%	95.5%	3,096	3,042	54	1.8 %	1,005	1,056	(51)	(4.8)%	2,091	1,986	105	5.3 %
	3,146	96.5%	95.9%	13,316	13,220	96	0.7 %	4,156	4,497	(341)	(7.6)%	9,160	8,723	437	5.0 %
Southeast Properties															
Southeast Florida	1,206	96.8%	97.1%	5,044	4,984	60	1.2 %	2,074	2,188	(114)	(5.2)%	2,970	2,796	174	6.2 %
Atlanta	354	96.2%	96.6%	1,178	1,160	18	1.6 %	561	493	68	13.8 %	617	667	(50)	(7.5)%
	1,560	96.7%	97.1%	6,222	6,144	78	1.3 %	2,635	2,681	(46)	(1.7)%	3,587	3,463	124	3.6 %
Southwest Properties															
Dallas	842	96.0%	96.3%	2,868	2,845	23	0.8 %	1,362	1,356	6	0.4 %	1,506	1,489	17	1.1 %
	842	96.0%	96.3%	2,868	2,845	23	0.8 %	1,362	1,356	6	0.4 %	1,506	1,489	17	1.1 %
Total Same Community	**11,484**	**96.4%**	**96.3%**	**40,360**	**39,890**	**470**	**1.2 %**	**15,270**	**15,676**	**(406)**	**(2.6)%**	**25,090**	**24,214**	**876**	**3.6 %**
Acquisitions [2]															
Southeast Florida	388	92.4%	94.8%	1,912	1,964	(52)	(2.6)%	816	823	(7)	(0.9)%	1,096	1,141	(45)	(3.9)%
Charlotte	562	80.0%	N/A	1,292	1,120	172	N/A	433	412	21	N/A	859	708	151	N/A
Raleigh-Durham	349	96.5%	93.0%	1,346	1,264	82	6.5 %	362	414	(52)	(12.6)%	984	850	134	15.8 %
Dallas	152	95.9%	96.5%	1,206	1,205	1	0.1 %	691	658	33	5.0 %	515	547	(32)	(5.9)%
Development															
Dallas [3]	99	98.0%	83.5%	337	291	46	15.8 %	215	104	111	106.7 %	122	187	(65)	(34.8)%
Properties owned at 6/30	13,034	95.5%	96.0%	46,453	45,734	719	1.6 %	17,787	18,087	(300)	(1.7)%	28,666	27,647	1,019	3.7 %
Dispositions [4]	909			815	3,416			345	1,281			470	2,135		
Total	13,943			$ 47,268	$ 49,150			$ 18,132	$ 19,368			$ 29,136	$ 29,782		

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

(3) Includes pre-leasing and administrative costs of our 249 unit Cantabria development in Dallas of approximately $21.

(4) Effective Q1 2014 for the Company, per ASU No. 2014-08, only disposals representing a major strategic shift in operations will be presented as discontinued operations.

Associated Estates Realty Corporation
Second Quarter Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Three Months Ended June 30, 2014 and 2013

(Unaudited; in thousands, except unit totals)

	No. of Units	Q2 2014 Average Occupancy [1]	Q2 2013 Average Occupancy [1]	Q2 2014 Revenue	Q2 2013 Revenue	Incr/(Decr)	% Change	Q2 2014 Expenses	Q2 2013 Expenses	Incr/(Decr)	% Change	Q2 2014 NOI	Q2 2013 NOI	Incr/(Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	97.0%	95.9%	$ 2,318	$ 2,280	$ 38	1.7 %	$ 948	$ 1,069	$ (121)	(11.3)%	$ 1,370	$ 1,211	$ 159	13.1 %
Southeast Michigan	1,778	95.5%	96.4%	5,207	5,076	131	2.6 %	2,030	1,997	33	1.7 %	3,177	3,079	98	3.2 %
Western Michigan	438	97.9%	97.0%	1,186	1,180	6	0.5 %	469	498	(29)	(5.8)%	717	682	35	5.1 %
Central Ohio	1,581	96.5%	95.5%	4,660	4,565	95	2.1 %	2,012	2,038	(26)	(1.3)%	2,648	2,527	121	4.8 %
Northeast Ohio	1,303	96.4%	95.9%	4,583	4,426	157	3.5 %	1,658	1,709	(51)	(3.0)%	2,925	2,717	208	7.7 %
	5,936	96.3%	96.0%	17,954	17,527	427	2.4 %	7,117	7,311	(194)	(2.7)%	10,837	10,216	621	6.1 %
Mid-Atlantic Properties															
Metro DC	250	96.3%	97.1%	1,518	1,550	(32)	(2.1)%	493	528	(35)	(6.6)%	1,025	1,022	3	0.3 %
Raleigh-Durham	760	96.9%	94.7%	2,701	2,547	154	6.0 %	832	829	3	0.4 %	1,869	1,718	151	8.8 %
Northern Virginia	1,272	96.4%	94.8%	6,001	5,936	65	1.1 %	1,826	1,860	(34)	(1.8)%	4,175	4,076	99	2.4 %
Southeast Virginia	864	96.3%	94.5%	3,096	3,033	63	2.1 %	1,005	938	67	7.1 %	2,091	2,095	(4)	(0.2)%
	3,146	96.5%	95.0%	13,316	13,066	250	1.9 %	4,156	4,155	1	0.0 %	9,160	8,911	249	2.8 %
Southeast Properties															
Southeast Florida	1,206	96.8%	95.4%	5,044	4,805	239	5.0 %	2,074	2,027	47	2.3 %	2,970	2,778	192	6.9 %
Atlanta	354	96.2%	95.9%	1,178	1,125	53	4.7 %	561	507	54	10.7 %	617	618	(1)	(0.2)%
	1,560	96.7%	95.5%	6,222	5,930	292	4.9 %	2,635	2,534	101	4.0 %	3,587	3,396	191	5.6 %
Southwest Properties															
Dallas	842	96.0%	95.8%	2,868	2,758	110	4.0 %	1,362	1,266	96	7.6 %	1,506	1,492	14	0.9 %
	842	96.0%	95.8%	2,868	2,758	110	4.0 %	1,362	1,266	96	7.6 %	1,506	1,492	14	0.9 %
Total Same Community	**11,484**	**96.4%**	**95.6%**	**40,360**	**39,281**	**1,079**	**2.7 %**	**15,270**	**15,266**	**4**	**0.0 %**	**25,090**	**24,015**	**1,075**	**4.5 %**
Acquisitions [2]															
Southeast Florida	388	92.4%	N/A	1,912	—	1,912	N/A	816	—	816	N/A	1,096	—	1,096	N/A
Charlotte	562	80.0%	N/A	1,292	—	1,292	N/A	433	—	433	N/A	859	—	859	N/A
Raleigh-Durham	349	96.5%	N/A	1,346	—	1,346	N/A	362	—	362	N/A	984	—	984	N/A
Dallas	152	95.9%	N/A	1,206	—	1,206	N/A	691	—	691	N/A	515	—	515	N/A
Development															
Dallas [3]	99	98.0%	N/A	337	—	337	N/A	215	—	215	N/A	122	—	122	N/A
Properties owned at 6/30	13,034	95.5%	95.6%	46,453	39,281	7,172	18.3 %	17,787	15,266	2,521	16.5 %	28,666	24,015	4,651	19.4 %
Dispositions [4]	909			815	3,965			345	1,396			470	2,569		
Total	13,943			$ 47,268	$ 43,246			$ 18,132	$ 16,662			$ 29,136	$ 26,584		

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

(3) Includes pre-leasing and administrative costs of our 249 unit Cantabria development in Dallas of approximately $21.

(4) Effective Q1 2014 for the Company, per ASU No. 2014-08, only disposals representing a major strategic shift in operations will be presented as discontinued operations.

Associated Estates Realty Corporation
Year-to-Date Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Six Months Ended June 30, 2014 and 2013
(Unaudited; in thousands, except unit totals)

	No. of Units	2014 Average Occupancy [1]	2013 Average Occupancy [1]	YTD 2014 Revenue	YTD 2013 Revenue	Incr/ (Decr)	% Change	YTD 2014 Expenses	YTD 2013 Expenses	Incr/ (Decr)	% Change	YTD 2014 NOI	YTD 2013 NOI	Incr/ (Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	97.5%	96.1%	$ 4,637	$ 4,499	$ 138	3.1 %	$ 1,803	$ 1,878	$ (75)	(4.0)%	$ 2,834	$ 2,621	$ 213	8.1 %
Southeast Michigan	1,778	95.9%	95.9%	10,393	10,012	381	3.8 %	4,056	3,977	79	2.0 %	6,337	6,035	302	5.0 %
Western Michigan	438	97.7%	97.5%	2,361	2,334	27	1.2 %	989	1,004	(15)	(1.5)%	1,372	1,330	42	3.2 %
Central Ohio	1,581	96.2%	95.3%	9,226	9,016	210	2.3 %	3,994	3,991	3	0.1 %	5,232	5,025	207	4.1 %
Northeast Ohio	1,303	96.0%	95.8%	9,017	8,734	283	3.2 %	3,417	3,358	59	1.8 %	5,600	5,376	224	4.2 %
	5,936	96.3%	95.8%	35,634	34,595	1,039	3.0 %	14,259	14,208	51	0.4 %	21,375	20,387	988	4.8 %
Mid-Atlantic Properties															
Metro DC	250	95.4%	97.0%	3,020	3,082	(62)	(2.0)%	1,001	1,040	(39)	(3.8)%	2,019	2,042	(23)	(1.1)%
Raleigh-Durham	760	97.0%	94.7%	5,381	5,040	341	6.8 %	1,741	1,640	101	6.2 %	3,640	3,400	240	7.1 %
Northern Virginia	1,272	96.2%	95.3%	11,997	11,858	139	1.2 %	3,849	3,776	73	1.9 %	8,148	8,082	66	0.8 %
Southeast Virginia	864	95.9%	94.8%	6,138	6,024	114	1.9 %	2,060	1,846	214	11.6 %	4,078	4,178	(100)	(2.4)%
	3,146	96.2%	95.2%	26,536	26,004	532	2.0 %	8,651	8,302	349	4.2 %	17,885	17,702	183	1.0 %
Southeast Properties															
Southeast Florida	1,206	97.0%	95.6%	10,027	9,576	451	4.7 %	4,262	4,124	138	3.3 %	5,765	5,452	313	5.7 %
Atlanta	354	96.4%	96.3%	2,339	2,237	102	4.6 %	1,054	1,000	54	5.4 %	1,285	1,237	48	3.9 %
	1,560	96.9%	95.8%	12,366	11,813	553	4.7 %	5,316	5,124	192	3.7 %	7,050	6,689	361	5.4 %
Southwest Properties															
Dallas	842	96.2%	96.1%	5,714	5,487	227	4.1 %	2,720	2,553	167	6.5 %	2,994	2,934	60	2.0 %
	842	96.2%	96.1%	5,714	5,487	227	4.1 %	2,720	2,553	167	6.5 %	2,994	2,934	60	2.0 %
Total Same Community	**11,484**	**96.4%**	**95.6%**	**80,250**	**77,899**	**2,351**	**3.0 %**	**30,946**	**30,187**	**759**	**2.5 %**	**49,304**	**47,712**	**1,592**	**3.3 %**
Acquisitions [2]															
Southeast Florida	388	93.6%	N/A	3,876	N/A	3,876	N/A	1,639	N/A	1,639	N/A	2,237	N/A	2,237	N/A
Charlotte	562	79.7%	N/A	2,412	N/A	2,412	N/A	845	N/A	845	N/A	1,567	N/A	1,567	N/A
Raleigh-Durham	349	94.8%	N/A	2,610	N/A	2,610	N/A	776	N/A	776	N/A	1,834	N/A	1,834	N/A
Dallas	152	96.2%	N/A	2,411	N/A	2,411	N/A	1,349	N/A	1,349	N/A	1,062	N/A	1,062	N/A
Development															
Dallas [3]	99	90.8%	N/A	628	—	628	N/A	319	—	319	N/A	309	—	309	N/A
Properties owned at 6/30	13,034	95.4%	95.6%	92,187	77,899	14,288	18.3 %	35,874	30,187	5,687	18.8 %	56,313	47,712	8,601	18.0 %
Dispositions [4]	909			4,230	7,890			1,626	2,670			2,604	5,220		
Total	13,943			$ 96,417	$ 85,789			$ 37,500	$ 32,857			$ 58,917	$ 52,932		

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

(3) Includes pre-leasing and administrative costs of our 249 unit Cantabria development in Dallas of approximately $21.

(4) Effective Q1 2014 for the Company, per ASU No. 2014-08, only disposals representing a major strategic shift in operations will be presented as discontinued operations.

Associated Estates Realty Corporation
Debt Structure
As of June 30, 2014
(Dollar amounts in thousands)

	Balance Outstanding June 30, 2014	Percentage of Total Debt	Weighted Average Interest Rate
Fixed Rate Debt:			
Secured	$ 249,911	34.9%	4.9%
Unsecured - notes	250,000	35.0%	4.4%
Total Fixed Rate Debt	499,911	69.9%	4.7%
Variable Rate Debt Swapped to Fixed:			
Unsecured - term loan [1] [4]	125,000	17.5%	3.0%
Total Variable Rate Debt Swapped to Fixed	125,000	17.5%	3.0%
Variable Rate Debt Unhedged:			
Secured	28,881	4.0%	1.5%
Unsecured - revolver	36,000	5.0%	1.5%
Unsecured - term loan [4]	25,000	3.6%	1.9%
Total Variable Rate Debt Unhedged	89,881	12.6%	1.6%
TOTAL DEBT	$ 714,792	100.0%	4.0%
Interest coverage ratio [2]	3.15:1		
Fixed charge coverage ratio [3]	3.15:1		
Weighted average maturity	5.4 years		

Scheduled Principal Maturities:	Secured	Unsecured	Total
2014	$ 24,500	$ —	$ 24,500
2015	19,755	—	19,755
2016	70,689	—	70,689
2017	—	36,000	36,000
2018	47,592	150,000	197,592
Thereafter	116,256	250,000	366,256
TOTAL	$ 278,792	$ 436,000	$ 714,792

(1)   The Company entered into a forward starting swap in December 2011 fixing the rate beginning in June 2013 until June 2016 at a rate of 1.26% plus the credit spread which was 1.70% as of June 30, 2014, or an all-in rate of 2.96%. Additionally, the Company entered into a forward starting swap in April 2013 fixing the rate beginning June 2016 at a rate of 1.55% plus the credit spread which was 1.70% as of June 30, 2014, or an all-in rate of 3.25% until January 2018.

(2)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 22 for a reconciliation of net income available to common shares to EBITDA and the Company's definition of EBITDA.

(3)   Represents interest expense, including capitalized interest and preferred stock dividend payment coverage, excluding costs/refunds. Individual line items in this calculation include discontinued operations where applicable.

(4)   On July 25, 2014, the Company amended and restated its $150.0 million term loan. The amendment extended the maturity date from January 2018 until January 2020, and reduced the current credit spread from 1.70% to 1.40%.

Associated Estates Realty Corporation
2014 Financial Outlook
As of July 29, 2014

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share	
Expected net income attributable to AERC	$2.50 to $3.18
Expected real estate depreciation and amortization	1.06
Expected gains on disposition of properties	-2.30 to -2.94
Expected Funds from Operations [1]	$1.26 to $1.30
Same Community Portfolio	
Revenue growth	2.25% to 3.00%
Expense growth	0.75% to 1.50%
Property NOI [2] growth	3.20% to 3.90%
Transactions	
Acquisitions	$125.6 million
Dispositions	$210.0 to $275.0 million
Development	$80.0 to $100.0 million
Corporate Revenue/Expenses	
Construction services revenue, net [3]	$0.2 to $0.5 million
Property management fee revenue	$0.2 to $0.3 million
General and administrative expense	$18.6 to $19.1 million
Development costs [3]	$0.8 to $1.0 million
Costs associated with acquisitions	$0.2 million
Debt	
Capitalized interest	$5.0 million
Expensed interest [4]	$25.2 to $25.7 million
Capital Structure [5]	
Weighted average shares outstanding	58.0 million

(1) See page 22 for our definition of this non-GAAP measurement.

(2) See page 23 for our definition of this non-GAAP measurement.

(3) Net of construction services expense.

(4) Includes $1.8 million of deferred financing costs.

(5) Earnings guidance reflects no common share issuances.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, and excludes impairment write-downs of depreciable real estate and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

We define FAD as FFO, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land, depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income applicable to common shares to EBITDA.

(In thousands)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Net income applicable to common shares	$ 62,136	$ 1,638	$ 104,266	$ 11,984
Allocation to participating securities	212	—	355	—
Interest expense	6,587	7,395	13,540	14,816
Depreciation and amortization	15,885	14,356	32,180	28,918
Gain on disposition of properties	(59,904)	—	(100,870)	(8,796)
Income taxes	92	109	195	210
Total EBITDA	$ 25,008	$ 23,498	$ 49,666	$ 47,132

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income attributable to AERC.

(In thousands)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013
Property NOI	$ 29,136	$ 26,584	$ 58,917	$ 52,932
Office NOI	455	238	933	550
Property management and construction services NOI	146	—	177	—
Depreciation and amortization	(15,885)	(13,857)	(32,180)	(27,748)
General and administrative expense	(4,596)	(4,398)	(9,915)	(9,356)
Development costs	(198)	(181)	(528)	(443)
Costs associated with acquisitions	(27)	(64)	(113)	(64)
Interest expense	(6,587)	(7,395)	(13,540)	(14,816)
Gain on disposition of properties	59,904	—	100,870	—
Income from continuing operations	62,348	927	104,621	1,055
Income from discontinued operations:				
Operating income, net of interest expense	—	725	—	2,164
Gain on disposition of properties	—	—	—	8,796
Income from discontinued operations	—	725	—	10,960
Net income	62,348	1,652	104,621	12,015
Net income attributable to noncontrolling redeemable interest	—	(14)	—	(31)
Consolidated net income attributable to AERC	$ 62,348	$ 1,638	$ 104,621	$ 11,984

Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.